UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

COGENTIX MEDICAL, INC.
(Exact name of registrant as specified in its charter)

Delaware	000-20970	13-3430173
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

5420 Feltl Road Minnetonka, Minnesota	55343
(Address of principal executive offices)	(Zip Code)

Darin Hammers
Chief Executive Officer
(952) 426-6140
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 230.13p-1) for the reporting period from January 1 to December 31, 2015.

EXPLANATORY NOTE

On March 31, 2015, Vision-Sciences, Inc. (“Vision”) completed its merger with Uroplasty, Inc. (“Uroplasty” ), pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) dated as of December 21, 2014. Pursuant to the Merger Agreement, Uroplasty merged with and into Merger Sub, with Merger Sub continuing as the surviving corporation under the name “Uroplasty LLC” (the “Merger”).  Upon completion of the Merger, Vision changed its name to “Cogentix Medical, Inc.”

During the reporting period of this specialized disclosure report on Form SD, the disclosure contained in the this specialized disclosure report on Form SD is provided for Cogentix Medical, Inc. (“Cogentix Medical”), and reflects actions taken by Cogentix Medical, Vision and Uroplasty.

Section 1 – Conflict Minerals Disclosure

Item 1.01.	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Cogentix Medical has evaluated the products that Cogentix Medical and its subsidiaries manufacture or contract to manufacture and has determined that certain products contain certain “conflict minerals,” which, for purposes of this specialized disclosure report on Form SD, mean columbite-tantalite (coltan), cassiterite, gold, wolframite, and their derivatives, tantalum, tin and tungsten, that are necessary for the functionality or production of the products.

A copy of Cogentix Medical’s Conflict Minerals Report for the year ended December 31, 2015, as filed as Exhibit 1.01 to this specialized disclosure report on Form SD and incorporated by reference herein, contains Cogentix Medical’s determinations, its reasonable country of origin inquiry and the results of the inquiry it performed.  Further, a copy of Cogentix Medical’s Conflict Minerals Report for the year ended December 31, 2015 is publicly available under the “Investor Relations—Corporate Governance” section of Cogentix Medical’s corporate website at www.cogentixmedical.com.

Item 1.02	Exhibit

A copy of Cogentix Medical’s Conflict Minerals Report for the year ended December 31, 2015 is filed as Exhibit 1.01 to this specialized disclosure report on Form SD and is publicly available under the “Investor Relations—Corporate Governance” section of Cogentix Medical’s corporate website at www.cogentixmedical.com.

Section 2 – Exhibits

Item 2.01	Exhibits

The following exhibit is being filed with this specialized disclosure report on Form SD:

Exhibit No.	Description
1.01	Conflict Minerals Report for the year ended December 31, 2015, as required by Items 1.01 and 1.02 of this Specialized Disclosure Report on Form SD

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Dated: June 1, 2016	COGENTIX MEDICAL, INC.

	By:	/s/ Darin Hammers
	Name:	Darin Hammers
	Title:	Chief Executive Officer

COGENTIX MEDICAL, INC.

FORM SD
SPECIALIZED DISCLOSURE REPORT

EXHIBIT INDEX

Exhibit No.	Description	Method of Filing
1.01	Conflict Minerals Report for the year ended December 31, 2015, as required by Items 1.01 and 1.02 of this Specialized Disclosure Report on Form SD	Filed herewith